Michael S. Krome, Esq.
                                 Attorney-at-Law
                                  8 Teak Court
                           Lake Grove, New York 11755

Tel.:  (631) 737-8381
Fax:   (631) 737-8382
email: mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

                                                                 August 22, 2005

John Reynolds, Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

                  Reference:     Xiom, Inc.
                                 Registration Statement on Form SB-2
                                 Filed:  May 6, 2005
                                 File No. 333-123176


Dear Mr. Reynolds:

      Enclosed herewith for filing on behalf of Xiom, Inc. (the "Company"), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company's Amendment No. 2 to its Registration Statement on Form SB-2 ("Amendment No. 2"), marked to show the changes to the Company's Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on May 6, 2005.

      We received your letter of July 5, 2005, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

General
-------
Comment
      1. Disclosure indicated that you were spun-off from Humana Trans Services Corp. f/k/a Thermaltec International Corp in July 2001. Please disclose the purpose of the spin-off and provide an analysis addressing the exemption from registration that Humana Trans Service Corp relied upon in connection with the spin-off. Please consult SEC Staff Legal Bulletin No. 4 (CF), September 16, 1997, located at http://sec.gov/interps/legal/slbcf4.txt for the Divisions views regarding section 5 of the Securities Act and spin-offs.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 2 of 23


Response
      The transaction with Xiom Corp. (then Panama Industries Ltd.) was intended to be under and fulfill the requirements of SEC Staff Legal Bulletin No. 4
      (CF), September 16, 1997 ("SEC Staff Legal Bulletin"). Specifically, the SEC Staff Legal Bulletin set out five specific items which when followed allowed a company subject to the reporting requirements of Section 13 or 15(d) of the Securities Act of 1933, as amended, to "spin-out" a subsidiary, without filing a registration statement with the Securities and Exchange Commission. The Staff Bulletin stated five conditions to be met:
            * the parent shareholders do not provide consideration for the spun-off shares;
            *     the spin-off is pro-rata to the parent shareholders;
            * the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;
            *     the parent has a valid business purpose for the spin-off; and
            * if the parent spins-off "restricted securities," it has held those securities for at least two years.

      We believe that the transaction complied with all five items, as follows:
      (1) There was no consideration paid for the spun off shares by the parent company. (2) The spin off was pro-rata to all shareholders then shareholders of the parent company. (3) At the time of the spin off the parent company believed that sufficient information was available to the pubic to comply with the Staff Legal bulletin, from the reported filings of the parent company. (4) The purpose of the spin-off was for a valid business purpose. The business activities of Xiom Corp. were outside the sphere of the proposed acquisition of the parent company. The combination of the two separate businesses would have been diametrically opposed and would have caused integration problems with the employees, management of the subsidiaries and accounting issues. (5) Finally, the parent company did comply with the fifth and final requirement in that all of the securities spun off were "restricted securities" and the parent was not required to register the spin-off as it had complied with the initial four items.

Comment
      2. Tell us about Mr. Mazzone's affiliation with Steam Cleaning USA, Inc. and the business nature of this entity. We note that the company is now called Humana Trans Service Corp. We may have further comment.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 3 of 23


Response
      Mr. Mazzone was the President of TTIH at the time of the spinout. He resigned as Sole Officer and Director of TTIH on November 1, 2001. Thereafter, when the targeting merger candidate for TTIH fell through, TTIH located a potential new target for acquisition and changed its name to Steam Clean USA, Inc. on or about August 15, 2002. On July 1, 2003, Steam Clean USA, Inc., acquired Humana Trans Services Group, Ltd. At this point Mr. Mazzone was invited to become Chairman of the Board of Directors. He served in that position until January 2004, when he resigned as Chairman but remained as a Director and until April 5, 2004, when he resigned from the Board entirely.


Prospectus Cover Page
---------------------
Comment
      3.    For the primary offering, please provide the disclosure required by
            Item 501(a)(9) of Regulation S-B.

Response
      We have inserted the following paragraph on the Prospectus Cover Page:
      "The shares offered by the Company are being offered without an underwriter, on a best efforts basis, with no minimum purchase requirement. There will be no escrow of funds from the sale of the shares offered by the Company. The shares offered by the Company are being offered at $3.00 per share. There are no underwriting discounts. The total maximum amount of the offering by the Company is $1,500,000 based on 500,000 shares sold at $3.00 per share."

Comment
      4. Please limit your disclosure to the information required by Item 501 of Regulation S-B. We believe you could safely eliminate disclosure referencing use of proceeds and payment of offering expenses.

Response
      We have removed all references to the use of proceeds and payment of offering expenses from the Prospectus Cover Page.

Comment
      5. You are reminded that the selling shareholders must sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and thereafter, the selling security holders may sell at prevailing market prices or privately negotiated process. This includes the shares registered for resale in connection with the issuance of common shares upon the exercise of outstanding common stock purchase warrants. See Item 16 of Schedule A to the Securities Act of 1933

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 4 of 23

Response
            We are aware that the selling shareholders, and the shares registered for resale in connection with the issuance of common shares upon the exercise of outstanding common stock purchase warrants, must sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and thereafter, the selling security holders may sell at prevailing market prices or privately negotiated process. That price would be $3.00 per share. It is our belief that none of the current selling shareholders are attempting to sell their shares at any other price at this time.

Prospectus Summary, page 3
--------------------------
Comment

      6. Please add disclosure addressing the company's going concern qualification and its accumulated deficit.

Response

      We have added the following disclosure to the Prospectus Cover Page:
      "ABILITY OF COMPANY TO CONTINUE AS A GOING CONCERN

      In the 2004 fiscal year, Xiom Corp. reported an operating loss and net loss. The independent auditors' report with respect to Xiom Corp's 2004 financial statements stated that Xiom Corp.'s recurring losses from operations, working capital deficit and limited sources of additional liquidity raise substantial doubt about Xiom Corp.'s ability to continue as a going concern. The financial statements as of and for the year ended September 30, 2004, were prepared on a going concern basis, which assumes continuity of operations and realization of assets and liquidation of liabilities in the ordinary course of business. Management recognizes that the continuation of Xiom Corp. as a going concern is dependent upon the achievement of profitability, positive cash flow from operations and the generation of adequate funds to meet its ongoing obligations. In the first quarter of 2005, Xiom Corp. increased revenues through increased sales. Xiom Corp. continues to seek additional liquidity to improve its working capital position through the Self Offering conducted herein, and the possible exercise of the common stock warrants also contained in this registration statement. However, no assurance can be given that the Offering will be successful or that Xiom Corp. will be able to generate net income in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto presented elsewhere in this Prospectus."

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 5 of 23

Comment
      7. Please disclose your internet address and disclose, if true, that he information contained on your website does not constitute part of your prospectus.

Response
      We have included the following disclosure on page 3, under the heading "About Our Company" "Our website is http://www.xiom-corp.com. Any information contained on our website should not be considered as part of this prospectus. The information contained on our website is used for sales information to prospective customers."

Summary Financial Information, page 4
-------------------------------------
Comment
      8. Please revise your disclosure to include comparable information through the date of the interim financial statements.

Response
      We have included the requested comparable information through the date of the interim financial statements, March 31, 2005.

Risk factors, page 5
--------------------
Comment
      9. In the introductory paragraph, clarify that you disclose all "material" risks here.

Response
      We have added the phrase "we are disclosing all material risks herein" in the introductory paragraph, second sentence, as requested.

Comment
      10. Revise your risk factor subheadings to ensure that your subheadings clearly reflect the material risk disclosed in the narrative. For example, two subheadings on page 8 merely read "No assurances" and "Competition." Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact. To assist you in this regard, we refer you to "A Plain English Handbook - How to Create Clear SEC Disclosure Documents, : issued by the Officer of Investor Education and Assistance, which is available on our website at www.sec.gov and the updated version of Staff Legal Bulletin No. 7, dated June 7, 1999.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 6 of 23


Response
      We have revised the subheadings of the risk factors to clearly reflect the material risk being disclosed in the narrative.

Comment
      11. Please add a risk factor addressing the company's going concern qualification.

Response
      We have added the following as the second risk factor: "Our independent registered public accounting firm issued a report for the year ended September 30, 2004 that contained a "going concern" explanatory paragraph. Our independent registered public accounting firm issued a report on their audit of our financial statements as of and for the year ended September 30, 2004. Our notes to the financial statements disclose that Xiom Corp.'s cash flows have been absorbed in operating activities and Xiom Corp. has incurred net losses from inception and has a working capital deficiency. In the event that funding from internal sources or from public or private financing is insufficient to fund the business at current levels, we will have to substantially cut back our level of spending which could substantially curtail our operations. The independent registered public accounting firm's report contains an explanatory paragraph indicating that these factors raise substantial doubt about our ability to continue as a going concern. Our going concern uncertainty may affect our ability to raise additional capital, and may also affect our relationships with suppliers and customers. Investors should carefully read the independent registered public accounting firm's report and examine our financial statements."

Comment
      12. The first risk factor on page 5 should be updated through the current date, or alternatively you could delete the date from the statement - e.g. - "Through December 31, 2004, we have generated limited revenue..."

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 7 of 23


Response
      We have amended the first sentence of the first risk factor on page 5 to read as follows:
            "We have, in our history, generated limited revenues from operations, have incurred substantial expenses and have sustained losses."

Comment
      13. Add risk factor disclosure that covers the industry in which your company operates.

Response
      We have added the following risk factor with respect to the industry our company operates:
            "Operations and our Technology and Products We provide equipment and material for the spraying of steel and other metal surfaces. Our business is dependant upon the continued need for these types of services. Our equipment has been specifically developed for the application of the coatings we provide. There is no assurance that the end users we target will continue to require and seek our services. While we believe that our process and coating are superior to most, if not all others available, there is no way to foresee if another process is not developed by a competitor. In addition, we are dependent upon the continued need for steel and other metal to be coated to protect it from weathering, corrosion and other wear and tear. Currently, our major customers are anticipated to be governments and municipalities interested in treating exposed steel and metal surfaces, such as bridges, and other support items. It is anticipated, but we can not be certain that these needs will continue to be required to be met. Furthermore, while we seek to develop mew uses and applications for our technology and products, we can not be assured of (a) finding new uses for our technology and products, and (b) being able to introduce and interest customers and other industries in our technology and products."

Comment
      14. Please revise your risk factors to so that each discusses a material risk to your potential shareholders. Some of your risk factors are too broad and generic and should be revised to state the material risk that is specific to Xiom Corp. As a general rule, a risk factor is probably too generic if it is readily transferable to other offering documents or describes circumstances or factual situations that are equally applicable to other similarly situated businesses. The following risk factors should be revised, deleted or moved to another section of the prospectus as appropriate:

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 8 of 23


            a.    "We are dependent on our key personnel...."
            b.    "We will need additional capital to finance...."
            c.    "Our directors have limited liability...."

Response
      We have revised the indicated risk factors to make them specific to this offering, and have re-moved the third risk factor and inserted the text in the section of the registration statement dealing with "Certain Provisions of the Certificate of Incorporation and By-Laws"

Comment
      15. The last sentence of the second risk factor speaks to your marketing program yet the risk factor subheading addresses your dependence on key personnel. Revise as appropriate.

Response
      We have removed the last sentence from this risk factor. At this point in time, the Company has no intention of conducting a marketing program.

Comment
      16. In the eighth risk factor, clarify your reference to "Medivisor, Inc."

Response
      We have removed the reference to Medivisor, Inc. from this risk factor and corrected it to read "Xiom Corp.

Comment
      17. Disclosure in the tenth risk factor references "franchise opportunities." Disclose or tell us what you mean by "franchise opportunities" and how franchises impact your operations. We may have further comment.

Response
      We have removed the sentence with the reference to `franchise opportunities." The Company is not in the franchise business, nor does it intend to franchise any operations, sales or marketing.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 9 of 23


Comment
18. The disclosure in the second full paragraph on page 8 is repetitive of disclosure contained elsewhere on page 8. Revise as appropriate.

Response
      We have removed the second full paragraph on page 8.

Comment
19. In the eleventh risk factor, clarify your use of the term "network infrastructure."

Response
      We have removed the first sentence of this risk factor. It was inapplicable to this offering.

Forward-Looking Statements, page 8
----------------------------------
Comment
20. Refer to your statement that you "make no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement. Please confirm that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3) of Regulation S-K.

Response
      The Company, and its management, is aware of their responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. We have added to the sentence in the disclosure the following: "other than as required."

Use of Proceeds, page 9
-----------------------
Comment
      21. Please provide the full disclosure required by Item 504 of Regulation S-B. We may have further moment after reviewing your revised disclosure.

Response
      We have updated our disclosure as required by Item 504 of Regulation S-B.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 10 of 23

Management's Discussion and Analysis or Plan of Operation, page 10
------------------------------------------------------------------
Comment

      22. We note a limited discussion of your plan of operations. Please revise to provide a detailed plan of operations. Substantial revision of this section is necessary in order for you to discuss, with detailed specificity, the steps you intend to take in furtherance of your plan of operations. Please provide a potential investor with comprehensive disclosure of the direction in which you plan to take your company in the next twelve months of operation. You should focus your discussion in monthly or quarterly increments and discuss the steps necessary for; the costs associated with, and projected timeframes for achieving sustained first revenues. Currently you do not identify any specific milestones nor do you discuss the ways in which you intend to generate sustained revenue. We may have additional comment after reviewing your revised disclosure.

Response
      We have updated the Management's Discussion and Analysis or Plan of Operations to indicate the business plan of the Company for the next twelve months.

Comment
      23. Update the disclosure in the second paragraph since the second quarter is coming to a close.

Response
      We have updated the second paragraph and removed any reference to any specific quarter.

Comment
      24. Please revise your disclosure to include a discussion of your critical accounting policies and estimates. This disclosure should not merely repeat information presented in the financial statements, but rather should provide investors with insight into matters requiring significant estimates or judgment which may have a material impact on your financial statements. Refer to the Commission's guidance concerning critical accounting estimates and revise accordingly. This guidance is available on the SEC website at www.sec.gov/rules/interp/33-8350.htm. Please see section V.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 11 of 23


Response
      We have added the last paragraph to the MD&A that discloses the percentage-of-completion method of accounting for recording revenues and related costs for long-term, fixed-priced, contracts, as defined.

Comment
      25. Please provide a more detailed discussion of your short and long-terms liquidity.

Response
      We have updated the MD&A which more fully details the short and long-term liquidity of the Company.

Business of the Company, page 10
--------------------------------
Comment
20. Please thoroughly revise your disclosure in this section and throughout your registration statement to clarify the current status of your operations, proposed business operations, products and services. Your current description of your business comprises a largely technical discussion of "coatings" and "TDPC technology" and your disclosure, as a result, is vague, difficult to comprehend, and does little to provide a potential investor with a clear sense of your business, the commercial feasibility of your product, and the ability of your company to survive in the short and long terms. Your disclosure in this section should be substantially revised to clearly describe your company's business in the manner required by Item 101(b) of regulation S-B. To the extent you discuss what appears to be your sole product, the XIOM 1000 polymer multicoat spray system, please provide specific disclosure about its manufacturing status and the timeframes in which you anticipate bringing the product to market. We may have further comment after reviewing your revised disclosure.

Response
      We have substantially revised the description of the Business of the Company, and removed the discussion of the technology and related items and placed a more appropriate section in its place.

Comment
      26. Some of the disclosure here is too technical to be understood by an ordinary investor unfamiliar with your industry. We direct your attention, without limitation, to the following terms of phrases:

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 12 of 23


            o     Biocidal additives
            o     Nylon co-polymers (Platamid)
            o     Polyetheramide (Pebax)
            o     Polyethylene
            o     Process aid materials
            o     Surface morpology

Response
      We have removed all technical discussion from the registration statement, as we agree that it is to technical to be understood by an ordinary investor.

Comment
      27. Expand your disclosure relating to distributorships. Currently you merely disclose that distributor are located in New York, Texas, Massachusetts, South American and Africa

Response
      We have updated the disclosure regarding distributorships as follows: "Our active distributors are located in Massachusetts, New York, New Jersey and Canada. Distributors who are becoming active are located in Africa, Mexico, Colombia (SA), Minneapolis, MN, California, Rhode Island and Texas. Our distributors work on a commission basis to sell our technology and products."

Governmental Regulations, page 13
---------------------------------
Comment
      28. If applicable, please provide the disclosure required by Item 101(b)(11) of Regulation S-B.

Response
      We are not subject to any environmental laws of the Federal, State or local governments. We have added the following to the section:
            "We estimate that there is no material cost to comply with any environmental laws of the Federal, State or Local governments. Any compliance, we believe that any cost and/or compliance is the responsibility of the end user."

Management, page 14
-------------------
Comment
      29. Please disclose each person's term of office as a director and the period during which the person has served. See Item 401(a)(3) of Regulation S-B.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 13 of 23


Response
      We have added to following to the disclosure:
           "Each Director is elected to serve a one year term, until the next annual meeting of the shareholders or until their successor is elected (or appointed) and qualified."

Comment

      30. For the last five years or for any longer period of time that you voluntarily cove, present the following for each member of management"
      -     the title of each position held;
      -     the duties of each position if not clear form the title;
      -     the beginning and ending dates by month and year of each position;
      -     the name of the entity with whom the position was held; and
      -     the activities of the entity.

Response
      We have revised the information with respect to each member of management.

Comment
      31. Please name all promoters of the company. Refer to the definition of "promoter" in Rule 405 of Regulation C.

Response
      Pursuant to the definition of "promoter" under Rule 405, all persons that fit the definition are as follows:

                           Andrew B. Mazzone
                           Thomas Gardega


Certain Relationships and Related Transactions, page 15
-------------------------------------------------------
Comment
      32. On pages 15-16, there are numerous typographical errors in the information presented. For example, may of the numbers are missing one zero, e.g. 150,00 shares. Also in the past paragraph, the two issuances add to 850,000 shares, not 800,000.

Response
      We have corrected the numerous typographical errors on pages 15-16

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 14 of 23


Comment
      33.   Please provide the disclosure required by Item 404(d) of Regulation
            S-B

Response
      We have updated the disclosure to comply with Item 404(d) of Regulation S-B, to include the information with respect to the issuance of shares to DRB Consulting, Inc. and Michael Krome.

Comment
      34. Expand the disclosure relating to the "certain technology rights" referenced in the transaction with Mr. Mazzone.

Response
      We have expanded the disclosure with respect to the "certain technology rights" obtained from Mr. Mazzone, as follows:
            "These certain rights included the creation of certain proprietary technologies and applications from Mr. Mazzone's experience in the coating industry which enhanced the patents received from Mr. Gardega."

Comment
      35. Expand the disclosure relating to the "certain Patent rights" referenced in the transaction with Mr. Gardega.

Response
      We have expanded the disclosure with respect to "certain Patent rights" obtained from Mr. Gardega, as follows:
            "These patent rights are as contained in the patent descriptions filed as Exhibits to the Registration statement and with the United States Patent and Trademark Office."

Principal Stockholders, page 16
-------------------------------
Comment
      36. Please update the disclosure in this section as of the most recent practicable date.

Response
      We have updated this section to indicate the most practicable date of August 15, 2005.

Comment
      37.   Tell us the business nature of Alpha Advisors.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 15 of 23


Response
      Alpha Advisors, LLC is a consulting limited liability corporation formed to provide services to companies that wished to become publicly traded, that were already publicly traded and were in need of financial, management or business re-organization services. The company also attempts to locate short and long term financing and/or investors for companies that need capital.

Dilution, page 17
-----------------
Comment
      38. Please revise the disclosure to correct what appears to be a typographical error in the first sentence. It appears that the tangible nook value per share should be $.01 rather than $(.01) as currently indicated.

Response
      The tangible book value should in fact read $.01, and it has been corrected.


Offering by Selling Shareholders, page 18
-----------------------------------------
Comment
      39. For all entities listed that are not natural persons, please identify the natural persons with voting or investment control.

Response
      We have indicated the natural person with voting or investment control for all entities that are not natural persons.

Comment
      40. Please disclose how you propose to reflect any changes in selling security holders.

Response
      We have added the following to the disclosure: "Changes in the Selling Shareholders will be provided by post-effective amendments filed with the Securities and Exchange Commission."

Description of Securities, page 19
----------------------------------
Comment
      41. Please disclose the basis for the statement that all outstanding shares of common stock are fully paid and non-assessable, e.g. court order, opinion of counsel, etc.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 16 of 23


Response
      We have removed the phrase "fully paid and non-assessable" from the disclosure.

Plan of Distribution, page 19
-----------------------------
Comment
      42. How do you intend to sell the shares covering the primary offering? If your officers and directors intend to sell the offering, please name those officers and directors who will be offering the shares on behalf of the company. Also, advise the staff supplementally of the basis of each person's participation in offering the securities without registration as broker-dealer. If Exchange Act Rule 3a4-1 will be relied upon, explain supplementally how each element of the Rule will be satisfied as to each person.

Response
      It is the intention of the Company to sell the shares being offered for sale by the Company only by its Officers and Directors, that being only Mr. Mazzone and Mr. Gardega. No other person or entity is expected, at this point in time, to be permitted to offer these shares for sale to investors. With respect to Rule 3a4-1, each element of subsection (a) is satisfied as follows:
      (1) Neither person is subject to any statutory disqualification at the time of the participation;
      (2) Neither person is being compensated in connections with his participation by the payment of commissions or other remuneration based either directly or indirectly on transaction in the securities;
      (3) Neither person at the time of his participation an associated person of a broker or dealer; and
      (4) Each person meets the requirements of (a)4(i), (ii) or (iii) in as much as (ii) the associated person meets all of the following conditions:
            A. The associated person primarily performs, or is intended primarily to perform at the end of the intended offering, substantial duties for or on behalf of the issuer other wise in connection with transactions in securities; and
            B. The associated person was not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and
            C. The associated person does not participate in selling an offering of securities for any issuer more than once every 12 months....
            Each of the persons mentioned complies with the requirements set forth above.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 17 of 23


Experts, page 23
----------------
Comment
      43. Please revise the disclosure to correct the dates indicated to be consistent with the dates of the audited financial statements (September 30, 2004 and 2005).

Response
      We have revised the disclosure to be consistent with the dates of the audited financial statements (September 30, 2004 and 2003).

Financial Statements
--------------------
Comment
      44. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Item 310(g) of Regulation S-B.

Response
      We have obtained a currently dated consent from our auditor and will provide same in this and any future amendment(s) and will ensure the financial statements are update as required by Item 310(g) of Regulation S-B.

Audit report, page F-2
----------------------
Comment
      45. The audit report does not appear to be signed by the independent auditor. Please revise the filing accordingly to include a signed audit report.

Response
      The audit report was, and will be signed by the independent auditor. A manually signed copy will be kept by the issuer and the counsel for the issuer.

Statement of Operations, page F-4
---------------------------------
Comment
      46. Based on your disclosure on page 15, it appears that your officers are not currently compensated. Please tell us approximately how much time was incurred by the executive officers on company business during the years ended September 30, 2004 and 2003, and the six months ended March 31, 2005. Please note that all costs of doing business should be included in the registrant's financial statements, including expenses incurred on its behalf by its major shareholders. Where services are preformed for the company by its major shareholders at no charge, we believe that the substance of such transactions is the payment of the company's expenses through a capital contribution by the shareholder. See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements for each period accordingly.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 18 of 23


Response
      The executive officers/major shareholders devoted full time services to the Company for the fiscal years ended September 30, 2004 and 2003 and for the six months ended March 31, 2005. The value of such services is estimated to be $60,000 annually for each officer/major shareholder. As a result, the financial statements have been revised to properly reflect this expense as "Additional Paid-In Capital" for each period presented.

Statement of Stockholders' Equity (Deficit), page F-5
-----------------------------------------------------
Comment
      47. We note the issuance of shares for services during the year ended September 30, 2004. Please disclose the material terms of these issuances in the footnotes to the financial statements, including how the fair value of the issuances was determined in accordance with FAS 123.

Response
      We have disclosed the material terms of these issuances in the footnotes, including how the fair market value was determined in accordance with FAS 123.


Note 1 - Summary of Significant Accounting Policies, page F-7
-------------------------------------------------------------
Comment
      48. We note your disclosure regarding your patented industrial based thermal spray technology. Please clarify how revenue is currently being generated from this technology. Also please expand your disclosure regarding revenue recognition to include how loss contracts are accounted for. Lastly, please tell us whether you have experienced material contract losses to date.

Response
      We have updated the footnote disclosure as requested. Additionally, we have experienced no material contract losses to date.


Comment
      49. We note your disclosure that depreciation is provided using both the straight-line and accelerated methods over the estimated useful lives of the assets. If the accelerated method is used only for tax purposes, please delete the reference to the accelerated method from your disclosure. Alternatively, if both methods are used for external reporting purposes, please expand your disclosure to indicate which method is used for each individual category of fixed assets.

Response
      We have deleted reference to the accelerated method from our disclosure.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 19 of 23


Comment
      50. We note that your financial statements do not include any disclosures regarding the impact of recently issued accounting pronouncements. Please consider the potential impact of recently issued accounting standards, including FAS 123R, and revise your disclosure accordingly. See Staff Accounting Bulletin Topic 11.M.

Response
      We have reviewed the disclosure requirements regarding the impact of recently issued pronouncements and have updated our disclosure as appropriate.


Note 4 - Patents Pending, page F-9
----------------------------------
Comment
      51. We note your disclosure regarding the patents. Please tell us why the patents are not being amortized over the estimated useful lives in accordance with FAS 142. Please refer to paragraph 11 and Appendix A of AS 142 and revise the financial statements accordingly.

Response
      We have updated the financial statements to include amortizing the patents over their estimated useful lives in accordance with FAS 142.


Note 5 - Retainage receivable, page F-9
---------------------------------------
Comment
      52. We note your disclosure regarding the retainage receivables. As of the most recent balance sheet date, please disclose the amount of the receivable that is expected to be collected during the each year, if known. If not known, please state this in your disclosure.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 20 of 23


Response
      We have updated the disclosure as requested.

Note 7 - Sales to Major Customers, page F-9
-------------------------------------------
Comment
      53. We note your disclosure that one major customer accounted from substantially all of your revenue. Accordingly, your agreements with this customer appear to be material contracts as outlined in Item 601 of Regulation S-B. Please file the related agreements, including the contract extension described in Note 11, as exhibits to your amended filing.

Response
      We have included the contract renewal as an exhibit in this amendment.

Note 12 - Going Concern, page F-10
----------------------------------
Comment
      54. Please expand Note 12 to discuss the anticipated source of funds to meet your cash requirements for at least twelve months following the date of the financial statements being reported on. Also revise the MD&A to discuss your short-term and long-terms liquidity requirements and how you anticipate meeting those needs. Refer to Financial Reporting Codification 607.02 and AICPA Codification of paragraphs 10 and 11 of Auditing Standard Section 341.

Response

      We have expanded Note 12 and updated the MD&A as requested.

Related party Transactions
--------------------------
Comment
      55. We note the line titled shareholder loans on the balance sheet. However, there does not appear to be any footnote disclosure regarding these loans. Please revise the financial statements to disclose all material terms of the shareholder loans, including the interest rate and whether the obligations are secured. Also, please disclose the conversion of a portion of the shareholder loans to common stock during the year.

Response
      We have added the footnote disclosure as outlined, including material terms and conversion to common stock during the year.

Comment
      56. We note your disclosures on pages 15-16 regarding the issuance of shares to various affiliates. Please revise the financial statement to disclose any related party transactions which are not already disclosed. Also, please ensure that your disclosure describes the nature of the related party relationships with DRB Consulting and James W. Zimbler. For the purpose of the financial statement disclosures, you may elect to omit the names of the related parties, as long as the nature of the relationships and transactions is clearly disclosed.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 21 of 23


Response
      We have updated the disclosures as appropriate. Although DRB Consulting and James W. Zimbler are not related parties to the Company as defined, we have included references to the transactions as appropriate.


Unaudited Financial Statements for the Six Months ended march 31, 2005,
-----------------------------------------------------------------------
page F-11
---------
Comment
      57. Please revise the financial statements to be complaint with all the requirements of Item 310(b) of Regulation S-B. Specifically, we note the following:
            o The statement of operations and statement of cash flow should be revised to include the comparable period in the prior year.
            o The heading for the statement of cash flows references the incorrect periods.
            o The financial statements must include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading. Note that an affirmative statement to this effect must be included in the interim financial statements.
            o Typically, interim financial statements include disclosures regarding their basis of presentation. We believe these disclosures are advisable because interim financial statements do not include all of the disclosures required to complete financial statements prepared in accordance with generally accepted accounting principles.

Response
      We have revised the interim financial statements to be compliant with the requirements of Item 310(b) of Regulation S-B.

Note 3 - Stock Option Grants, page F-15
---------------------------------------
Comment
      58. We note your disclosure regarding the option grants. Please confirm whether the exercise price of the options were equal to the market value of the company's common stock on the date of the grant. Also, in regards to the options granted to the consultant, please tell us whether there are any vesting restrictions or future performance requirements and explain to us how you have accounted for them. Revise the financial statements to disclose the compensation expense relating to the issuance and the major assumptions used to value the award.

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 22 of 23


Response
      We have updated the financial statement disclosure as requested

                Part II - Information Note Required in Prospectus

Recent Sales of Unregistered Securities
---------------------------------------
Comment
      59.   On Page 27, reference is made to "Medivisor, Inc." Please clarify.

Response
      The reference to "Medivisor, Inc.," was a mistake. It has been replaced with "Xiom, Inc."

Comment
      60.   Please provide Item 26 disclosure for the past three years, Refer to
            Item 701 of Regulation S-B

Response
      We have updated Item 26 to include all sales of unregistered securities for the past three years.


Signatures
----------
Comment
      61. The date on the signature block on page 29 is incorrect - April 18, 2005. Please ensure that the dates for all signatures are correct

Response
      We have corrected the date of April 18, 2005, and ensured all dates for signatures are correct.

Comment

      62. Please have the principal accounting officer and principal financial officer sign in these capacities. Refer to Instruction 1 for signatures, Form SB-2/

Michael S. Krome, Esq.
Response Letter to Securities and Exchange Commission Comment letter of July 5, 2005 for Registration Statement on Form SB-2, filed May 6, 2005 for Xiom, Inc. August 23, 2005
Page 23 of 23


Response

      We have indicated that the principal accounting/financial officer has signed the registration statement.

      This letter responds to all comments contained in your letter of July 5, 2005. In order to assist in your review of the latest filing, I have enclosed herewith, courtesy copies of the Amendment No. 2, marked to show the changes from the initial filing, for your convenience. We are requesting that your office expedite the review of this amendment as much as possible.

      If you have any questions, please do not hesitate to call me at 631-737-8381.

                                                    Very truly yours,


                                                    Michael S. Krome

cc:  Mr. Andrew Mazzone, President
     Xiom, Inc.